

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

William Kelly
Chief Financial Officer
BK Technologies Corp
7100 Technology Drive
West Melbourne, FL 32904

> **Re: BK Technologies Corp**
>   **Registration Statement on Form S-3**
>   **File No. 333-251307**
>   **Filed December 11, 2020**

Dear Mr. Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing